FORM 51-902F3
Material Change Report

Item 1	Name and Address of Company PMI VENTURES LTD. Suite 511 - 475 Howe Street Vancouver, British Columbia V6C 2B3

Item 2	Date of Material Change September 1, 2004

Item 3

News Release

A news release issued under section 7.1 of National Instrument 51-102 announcing the material change described below was transmitted to CCN Matthews Newswire Service on September 1, 2004 for public dissemination. The news release was filed via SEDAR on September 1, 2004.

Item 4

Summary of Material Change

PMI Ventures Ltd. (the "Company")[TSX Venture:PMV], is pleased to announce that, subject to regulatory approval, it has granted 1,061,250 common share purchase options to directors and consultants. The options will expire on September 1, 2009 and have an exercise price of $0.30 per share.

Item 5.

Full Description of Material Change

PMI Ventures Ltd. (the "Company")[TSX Venture:PMV], is pleased to announce that, subject to regulatory approval, it has granted 1,061,250 common share purchase options to directors and consultants. The options will expire on September 1, 2009 and have an exercise price of $0.30 per share.

Under the terms of the Company's Option Plan these options will vest over a total period of eighteen months, with one-third vesting every six months from the award date. Option grants are a share-related mechanism intended to attract, retain and motivate qualified directors, employees and consultants and to reward such individuals for their contributions toward the long-term goals of the Company.

Item 6	Reliance on Section 7.1(2) or (3) of National Instrument 51-102 This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information No information has been omitted from this Report on the basis that the Company believes that such information should remain confidential.

Item 8

Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this Report is:

Douglas MacQuarrie, P.Geo.(B.C.), President
Telephone: 604-682-8089
Facsimile: 604-682-8094
e-mail: info@westafricangold.com

Item 9	Date of Report DATED at Vancouver, British Columbia, this 16th day of September, 2004.

PMI VENTURES LTD.

"Douglas MacQuarrie"

Douglas MacQuarrie, P.Geo (B.C.)
President